Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 5, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2115

Convertible & Income Portfolio of Funds, Series 34

File Nos. 333-253245 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2115, filed on February 18, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 34 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in closed-end funds and an exchange-traded fund that may invest in convertible securities. Please disclose whether these funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response:       The closed-end funds and the exchange-traded fund that the trust may invest in do not currently invest substantially in contingent convertible securities.

2.       The “Principal Investment Strategy” section states that the trust may invest in closed-end funds and an exchange-traded fund that may invest in senior loans. If these funds invest principally in senior loans, please provide the corresponding risk disclosures.

Response:       If closed-end funds or the exchange-traded fund that the trust invests in invests principally in senior loans, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Investment Summary — Principal Risks

3.       The duration example in the sixth bullet under the “Principal Risks” section uses a duration of five years. Please confirm that the average weighted duration of the underlying closed-end funds and the exchange-traded fund is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying funds.

Response:       The sponsor confirms that the average weighted duration of the underlying closed-end funds and the exchange-traded fund is approximately five years or less and, therefore, the example does not need to be revised.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren